SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Yes ☐ No ☒

INDEX TO EXHIBITS

Item

1.	ASX release “Metal Storm Acquires US Based Defence Engineering Company” dated December 11, 2003.

2.	Appendix 3B New Issue Announcement application for quotation of additional securities and agreement, dated December 11, 2003

3.	Appendix 3B New Issue Announcement application for quotation of additional securities and agreement, dated December 17, 2003

4.	Metal Storm Reports Third Quarter Financial Results, dated December 2, 2003

Item 1 METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM ACQUIRES US BASED DEFENCE

ENGINEERING COMPANY

BRISBANE, AUSTRALIA – December 11, 2003 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX) has completed the acquisition of US manufacturer ProCam Machine LLC (ProCam). The acquisition enables Metal Storm to accelerate its development of prototype weapon systems for demonstration to potential US defence industry customers and partners.

Under the terms of the transaction Metal Storm has issued approximately 5.1 million ordinary shares in consideration for the acquisition of all of the issued equity in, and outstanding promissory notes issued by, ProCam. Metal Storm has also assumed approximately US$2.5 million of ProCam debt. The total consideration given by Metal Storm for the acquisition of the equity and promissory notes and for the assumption of debt is equivalent to approximately US$4.3 million

The ProCam vendors have agreed to certain restrictions on the transfer or disposal of the shares issued to them under this transaction.

ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries. ProCam has established contracts with a number of major defence industry contractors and maintains an ISO-9001:2000.

ProCam has a certified 26,000 square feet manufacturing facility north of Seattle. In the 9 months ended September 30, 2003 the company produced revenues of US$3.1 million.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow said ProCam’s engineering, metallurgy and prototyping expertise and state-of-the art equipment has strengthened Metal Storm’s development and production capabilities.

“ProCam’s founders Ray Prokorym and Bruce Campbell have built a highly reputable organisation that consistently delivers quality products and excellent service under long term defence contracts,” said Mr Vehlow.

“In addition, ProCam’s customer base complements our own development efforts. We now have a foundation in the US defence engineering sector to build upon as we move toward our goal of securing commercial production contracts,” he said.

The New York based investment bank Global Markets Capital Group, LLC advised and assisted Metal Storm Limited during the acquisition process.

Visit www.metalstorm.com

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence and non-military organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs.

www.procammachine.com

About ProCam Machine:

ProCam is a manufacturer of complex, precision-machined components and assemblies. Founded in 1995, its world-class team has earned a reputation as lean manufacturing specialists, supporting the varied requirements of current and emerging customers. At its 26,000 sq ft facility north of Seattle, Washington, ProCam works closely with customers in all stages of the manufacturing, from development to production, and are recognised for a focus on quality and responsiveness.

Safe Harbour:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

Item 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	(1) Ordinary Shares (2) Ordinary Shares (3) Ordinary Shares (4) Ordinary Shares (5) Ordinary Shares (6) Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 153,871 ordinary shares (2) 493,685 ordinary shares (3) 2,574,336 ordinary shares (4) 760,121 ordinary shares (5) 760,121 ordinary shares (6) 427,180 ordinary shares.

+ See chapter 19 for defined terms.
Appendix 3B Page 5

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(1)    153,871 shares issued pursuant to the terms of the acquisition agreement

(2)    493,685 shares issued pursuant to the terms of the acquisition agreement

(3)    2,574,336 shares issued pursuant to the terms of the acquisition agreement

(4)    760,121 shares issued pursuant to the terms of the acquisition agreement

(5)    760,121 shares issued pursuant to the terms of the acquisition agreement

(6)    427,180 issued pursuant to a consultancy agreement for services rendered

4       Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) Yes (2) Yes (3) Yes (4) Yes (5) Yes (6) Yes

5 Issue price or consideration

(1)    153,871 issued pursuant to the terms of the acquisition agreement, no additional consideration

(2)    493,685 issued pursuant to the terms of the acquisition agreement, no additional consideration

(3)    2,574,336 issued pursuant to the terms of the acquisition agreement, no additional consideration

(4)    760,121 issued pursuant to the terms of the acquisition agreement, no additional consideration

(5)    760,121 issued pursuant to the terms of the acquisition agreement, no additional consideration

(6)    427,180 issued pursuant to a consultancy agreement for services rendered

+ See chapter 19 for defined terms.
Appendix 3B Page 6

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

(1)    153,871 shares issued pursuant to the terms of the acquisition agreement

(2)    493,685 shares issued pursuant to the terms of the acquisition agreement

(3)    2,574,336 shares issued pursuant to the terms of the acquisition agreement

(4)    760,121 shares issued pursuant to the terms of the acquisition agreement

(5)    760,121 shares issued pursuant to the terms of the acquisition agreement

(6)    427,180 issued pursuant to a consultancy agreement for services rendered

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) 11 December 2003

	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	459,901,259 36,793,441	Ordinary shares Listed options exp 6 Sep 2004

+ See chapter 19 for defined terms.
Appendix 3B Page 7

	Number	+Class

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	8,052,165	Unlisted options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.
Appendix 3B Page 8

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders’ approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.
Appendix 3B Page 9

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.
Appendix 3B Page 10

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40     Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.
Appendix 3B Page 11

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☐	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.
Appendix 3B Page 12

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Sylvie Moser-Savage (Company secretary)	Date: 11 December 2003

Print name:	Sylvie Moser-Savage

== == == == ==

+ See chapter 19 for defined terms.
Appendix 3B Page 13

Item 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	(7) Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	(7) 355,612 ordinary shares.

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(7) 355,612 shares issued pursuant to the terms of the acquisition agreement.

+ See chapter 19 for defined terms.
Appendix 3B Page 14

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	(7) Yes

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration	(7) 355,612 issued pursuant to the terms of the acquisition agreement, no additional consideration.

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(7) 355,612 shares issued pursuant to the terms of the acquisition agreement.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	(2) 17 December 2003

	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	460,256,871 36,793,441	Ordinary shares Listed options exp 6 Sep 2004

+ See chapter 19 for defined terms.
Appendix 3B Page 15

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	8,052,165	Unlisted options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.
Appendix 3B Page 16

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders’ approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.
Appendix 3B Page 17

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.
Appendix 3B Page 18

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40     Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.
Appendix 3B Page 19

All entities

Fees

43 Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.
Appendix 3B Page 20

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Sylvie Moser-Savage (Company Secretary)	Date: 17 December 2003

Print name:	Sylvie Moser-Savage

== == == == ==

+ See chapter 19 for defined terms.
Appendix 3B Page 21

ALL FIGURES PREPARED UNDER US GAAP AND IN US DOLLARS	Item 4

METAL STORM REPORTS THIRD QUARTER FINANCIAL RESULTS

ARLINGTON, VA – December 2, 2003: Metal Storm Limited (Nasdaq: MTSX and ASX code: MST), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months ended September 30, 2003. All financial figures are unaudited and reported in US dollars.

For the third quarter of 2003, the company reported an unaudited net loss of $896,371 or $0.002 per share and $0.04 per ADR. Research and development expenses were $637,065 unaudited for the third quarter of 2003. Comparable figures for the third quarter of 2002 were an unaudited net loss of $1,308,668, or $0.003 per share and $0.06 per ADR. Comparable figure for research and development for the third quarter of 2002 were $791,175 unaudited. Metal Storm ended the third quarter of 2003 with $5,176,692 in cash and cash equivalents, unaudited.

For the nine months ended September, 30, 2003, the company reported an unaudited net loss of $3,150,863, or $0.007 per share and $0.144 per ADR, compared to an unaudited net loss of $3,835,013, or $0.009 in 2002 per share $0.18 per ADR for the same period in 2002. Research and development expenses were $2,099,649 unaudited for the nine months ended September 30, 2003 compared to $2,312,551 in the year ago period.

Charles Vehlow, chief executive officer of Metal Storm, said, “Since the end of the second quarter, Metal Storm has wrapped up several key developments aimed at advancing the process of developing, testing and gaining approval for our electronics ballistic weapon system applications. These include:

•	signing a formal partnership agreement with the New Jersey Institute of Technology to jointly develop a personalized handgun, combining Metal Storm’s O’Dwyer VLe® electronic handgun and NJIT’s Dynamic Grip Recognition biometric authorizing technology;

•	signing a heads of agreement with Pyrogen Corporation, an international company marketing and distributing Pyrogen fire suppression products, to proceed with the evaluation, development, and ultimate commercialization of ‘rapid attack’ fire fighting systems within a three-year period;

•	completing tests of rapid reload and inductive firing systems for the 40 mm pod system, another important stage in the product development program;

•	completing a Share Purchase Plan, raising approximately $5.0 million; and,

•	signing a letter of intent to acquire ProCam, a US-based, privately-held manufacturer of precision-machined parts for the defense, electronics, aircraft and space propulsion industries.

“As a result of these diverse accomplishments, we have strengthened the foundation for Metal Storm to demonstrate a variety of prototype weapon systems to potential defense industry customers and partners, advance its internal development program in the US, and establish commercial markets for our technology. We are continuing to execute on our strategy to move past the pre-commercialization phase toward commercialization of many of our weapon systems.”

- Table Follows -

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defense needs.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Charles Vehlow, CEO	Jody Burfening	Chenoa Taitt
Metal Storm, Inc.	Lippert/Heilshorn & Assoc.	Lippert/Heilshorn & Assoc.
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
ms@metalstorm.com	jks@lhai.com	ctaitt@lhai.com

METAL STORM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

IN US DOLLARS

	3 Months Ended September 30, 2003		3 Months Ended September 30, 2002		9 Months Ended September 30, 2003		9 Months Ended September 30, 2002
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
	$		$		$		$
Operating income:
Other Income		277090		60		277860		60
Grant Income		31,481		—		215,971		5,162
Total operating income		308,571		60		493,831		5,222

Operating expenses:
Research and development		637,065		791,175		2,099,649		2,312,551
Depreciation		10,983		15,016		33,323		42,208
Rentals on operating leases		32,339		33,828		88,963		87,676
General and administrative		511,226		506,156		1,446,181		1,220,540
Employee Stock based compensation		53,063		—		53,198		167,748
Total operating expenses		1,244,676		1,346,175		3,721,314		3,830,723

Loss from operations		-936,105		-1,346,115		-3,227,483		-3,825,501

Other income (expenses):
Interest income		37,174		8,014		154,860		47,155
Interest expense		-890		-180		-962		-713
Net foreign exchange gains (losses)		3,450		29,613		-77,278		-55,954
Total other income (expenses)		39,734		37,447		76,620		-9,512
Net loss		-896,371		-1,308,668		-3,150,863		-3,835,013

Loss per share	-$	0.002	-$	0.003	-$	0.007	-$	0.009
Weighted average shares outstanding		438,954,113		429,781,825		438,931,901		425,673,349

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/S/ SYLVIE MOSER-SAVAGE

Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: February 5, 2004

*	Print the name and title of the signing officer under his Signature.